FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CALL TO THE

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

TELMEX INTERNACIONAL, S.A.B. DE C.V.

Pursuant to article eighteenth of the bylaws of Telmex Internacional, S.A.B. de C.V. (the “Company”), we call the shareholders of Telmex Internacional, S.A.B. de C.V., to a general extraordinary meeting to be held at 10:00 AM on August 4th, 2010 at the offices of the Company located in Av. Insurgentes Sur 3500, 2° piso, Sala de Juntas 2305, Colonia Peña Pobre, Delegación Tlalpan, 14060, México, Distrito Federal, México. The following issues will be addressed:

Agenda

               I.      Submission, discussion and, as applicable, approval to cancel the registration of the series “A” and “L” shares of the Company in the New York Stock Exchange (“NYSE”) and the Mercado de Valores Latinoamericanos de Madrid, España (“LATIBEX”). Resolutions related thereto.

             II.      Designation of delegates to carry out the compliance of the resolutions taken by the Shareholders Meeting and, as applicable, to formalize them as it proceeds. Resolutions related thereto.

In order for shareholders to assist and vote at the meeting, they must obtain their admission cards at the offices located in Paseo de las Palmas 736, Piso (-1), Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, Código Postal 11000, México, D.F. (telephone number 5625 4900 ext. 3314 and 1497), at business hours from 9:00 AM to 2:00 PM and from 4:00 PM to 6:00 PM no later than by August 3rd, 2010. The admission cards will be issued to the shareholders that request such in a timely manner and that (i) deposit their share certificates in the office of the Secretary of the Company; or (ii) evidence their capacity as shareholders with deposit certificates issued by national or foreign financial institutions or brokerage firms in Mexico or by certificates issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., complemented with the lists provided by Article 290 of the Securities Exchange Law.

The shareholders may be represented by an attorney-in-fact appointed by a proxy letter according to the terms of article twenty six of the bylaws of the Company. Notwithstanding the foregoing, the shareholders may be represented by persons who evidence their legal capacity with the proxy formats drafted by the Company and available through stock market brokers or at the Company at least fifteen days prior to the date in which the meeting will be held.

The admission cards, proxy formats, information and documents related to each issue on the agenda will be available to the shareholders or their attorneys-in-fact who are duly accredited as well as for stock market brokers, free of charge, at least fifteen days prior to the date in which the meeting will be held.

Mexico City, Federal District, July 13th, 2010

Mr. Eduardo Alvarez Ramírez de Arellano

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Call to the General Extraordinary Shareholders' Meeting Telmex Internacional, S.A.B. DE C.V.